# GFG SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2022

| | | |
|---|---|---:|
| **Assets:** | | |
| Cash and cash equivalents | $ | 1,405,996 |
| Marketable securities, original cost $4,757,123 | | 4,766,268 |
| Accounts receivable | | 391,085 |
| Accrued interest receivable | | 49,194 |
| Due from parent | | 50,957 |
| Operating lease right-of-use asset | | 434,760 |
| Furniture and equipment, net of accumulated depreciation of $21,534 | | 2,279 |
| Prepaid expenses | | 800 |
| **Total Assets** | $ | 7,101,339 |
| | | |
| **Liabilities and Member's Equity:** | | |
| | | |
| **Liabilities:** | | |
| Accounts payable | $ | 9,358 |
| Operating lease liability | | 486,774 |
| Accrued expenses | | 982,833 |
| **Total Liabilities** | | 1,478,965 |
| **Member's Equity** | | 5,622,374 |
| **Total Liabilities and Member's Equity** | $ | 7,101,339 |